Exhibit 99.1

Corporate Headquarters
For Immediate Release		40W267 Keslinger Road
PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone: (630) 208-2200
Phone: (630) 208-2340	(630) 208-2208	Fax: (630) 208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER

FISCAL 2010 RESULTS AND DECLARES CASH DIVIDEND

LaFox, IL, January 6, 2010: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported net sales for the second quarter ended November 28, 2009, of $115.9 million, a 12.5% decrease from net sales of $132.6 million for the second quarter of last year. Operating income during the second quarter was $5.4 million, or 4.6% of net sales, as compared with operating income of $5.0 million, or 3.7% of net sales, during last year’s second quarter. Income from continuing operations during the second quarter was $4.3 million, or $0.24 per diluted common share, as compared with income from continuing operations of $5.9 million, or $0.31 per diluted common share, during the second quarter of last year.

Loss from discontinued operations for the second quarter of fiscal 2010 of $1.2 million represents a final settlement of working capital based purchase price adjustment claims and other related claims from the divestiture of the Security Systems Division in May of 2007.

“We were very pleased with the Richardson team’s execution during the second quarter as our revenue, working capital management, and cash flows were in line with our expectations. While our year-over-year revenue decline reflects the uncertain global economy, our strengthening sales trends provide confidence that our business environment is improving. We continue to find cost savings throughout our company which we believe will provide further opportunities for operating margin improvement,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

FINANCIAL SUMMARY — THREE MONTHS ENDED NOVEMBER 28, 2009

•	Net sales for the second quarter of fiscal 2010 were $115.9 million, down 12.5%, compared to net sales of $132.6 million during the second quarter of last year.

•	Gross margin as a percent of net sales remained flat at 25.0% during the second quarter of fiscal 2010 and 2009.

•	SG&A expenses decreased to $23.7 million, or 20.4% of net sales, during the second quarter of fiscal 2010, compared to $28.2 million, or 21.3% of net sales, during the second quarter of last year.

•	Operating income during the second quarter of fiscal 2010 improved to $5.4 million, compared to operating income of $5.0 million during the second quarter of last year.

•	Income from continuing operations during the second quarter of fiscal 2010 was $4.3 million versus income from continuing operations of $5.9 million during the second quarter of last year.

FINANCIAL SUMMARY — SIX MONTHS ENDED NOVEMBER 28, 2009

•	Net sales for the first six months of fiscal 2010 were $225.4 million, down 17.0%, compared to net sales of $271.5 million during the first six months of last year.

•	Gross margin as a percent of net sales increased to 24.6% during the first six months of fiscal 2010, compared to 24.3% during the first six months of last year.

•	SG&A expenses decreased to $46.6 million, or 20.7% of net sales, during the first six months of fiscal 2010, compared to $56.4 million, or 20.8% of net sales, during the first six months of last year.

•

Operating income during the first six months of fiscal 2010 was $8.9 million, or 3.9% of net sales, compared to operating income of $9.4 million, or 3.5% of net sales, during the first six months of last year.

•	Income from continuing operations during the first six months of fiscal 2010 was $6.2 million versus $9.6 million during the first six months of last year.

CASH FLOW, WORKING CAPITAL MANAGEMENT, DEBT REDUCTION

Cash flows provided by operating activities were $6.9 million during the second quarter of fiscal 2010, compared to $4.5 million during the second quarter of last year. Our debt less cash at the end of our second quarter was $2.4 million compared to $16.9 million at the end of the second quarter last year.

“We generated $1.9 million of cash from our working capital investments during the second quarter compared to using $0.3 million of cash during last year’s second quarter. We expect our operations to generate positive cash flows for the remainder of the year and plan to take advantage of opportunities to reduce both our long-term debt and interest expense,” said Kathleen S. Dvorak, Executive Vice President and Chief Financial Officer.

On December 11, 2009, the Company provided notice to the holders of its 8% convertible senior subordinated notes that it was redeeming all $7.7 million in aggregate principal outstanding at face value on January 11, 2010. In addition, the Company purchased $0.9 million of its 7 3/4% convertible senior subordinated notes at 97% of face value during December 2009. As a result of these transactions, the Company’s long-term debt will be reduced by approximately $8.5 million during the third quarter of fiscal 2010.

During January 2010, the Company will be repurchasing approximately 300,000 shares of its common stock held in its Employee Stock Ownership Plan (“ESOP”) in a private transaction. The ESOP was terminated on October 15, 2009.

OUTLOOK

“While the economic environment is still uncertain, we are encouraged by our current level of backlog and believe that our sales for the third quarter will be in the range of $115 million to $120 million which is positive sales growth compared to sales of $110 million during last year’s third quarter. Our cost reduction efforts are clearly reflected in the 4.6% operating margin achieved in the second quarter. Our goal is to deliver further improvements in operating margin for the balance of the year,” concluded Mr. Richardson.

CASH DIVIDEND

The Company today also announced that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on February 19, 2010, to all common stockholders of record on February 10, 2010. The Company currently has 14,867,811 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, January 7, 2010, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s second quarter fiscal 2010 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-419-5570 and enter passcode 75252895 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on January 7, 2010, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 31587399.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s 2009 Annual Report on Form 10-K. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (“RF”), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and value-add, or “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
Statements of Operations	November 28, 2009	November 29, 2008	November 28, 2009	November 29, 2008
Net sales	$115,934	$132,551	$225,426	$271,498
Cost of sales	86,893	99,373	169,916	205,601

Gross profit	29,041	33,178	55,510	65,897
Selling, general, and administrative expenses	23,673	28,219	46,616	56,403
(Gain) loss on disposal of assets	—	3	(2)	78

Operating income	5,368	4,956	8,896	9,416

Other (income) expense:
Interest expense	1,099	1,183	2,244	2,359
Investment income	(27)	(163)	(60)	(370)
Foreign exchange (gain) loss	700	(1,485)	1,518	(2,483)
Gain on retirement of long-term debt	—	(849)	—	(849)
Other, net	(91)	(90)	(98)	(166)

Total other (income) expense	1,681	(1,404)	3,604	(1,509)

Income from continuing operations before income taxes	3,687	6,360	5,292	10,925
Income tax provision (benefit)	(620)	426	(930)	1,298

Income from continuing operations	4,307	5,934	6,222	9,627
Loss from discontinued operations	1,173	—	1,173	—

Net income	$3,134	$5,934	$5,049	$9,627

Net income per common share – basic:
Income from continuing operations	$0.25	$0.34	$0.36	$0.55
Loss from discontinued operations	(0.07)	—	(0.07)	—

Net income per common share – basic	$0.18	$0.34	$0.29	$0.55

Net income per Class B common share – basic:
Income from continuing operations	$0.22	$0.30	$0.32	$0.49
Loss from discontinued operations	(0.06)	—	(0.06)	—

Net income per Class B common share – basic	$0.16	$0.30	$0.26	$0.49

Net income per common share – diluted:
Income from continuing operations	$0.24	$0.31	$0.34	$0.52
Loss from discontinued operations	(0.06)	—	(0.06)	—

Net income per common share – diluted	$0.18	$0.31	$0.28	$0.52

Net income per Class B common share – diluted:
Income from continuing operations	$0.21	$0.28	$0.31	$0.47
Loss from discontinued operations	(0.05)	—	(0.05)	—

Net income per Class B common share – diluted	$0.16	$0.28	$0.26	$0.47

Weighted average number of shares:
Common shares – basic	14,864	14,858	14,862	14,855

Class B common shares – basic	3,048	3,048	3,048	3,048

Common shares – diluted	21,148	21,140	18,661	21,139

Class B common shares – diluted	3,048	3,048	3,048	3,048

Dividends per common share	$0.020	$0.020	$0.040	$0.040

Dividends per Class B common share	$0.018	$0.018	$0.036	$0.036

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	November 28, 2009	May 30, 2009
Assets
Current assets:
Cash and cash equivalents	$49,957	$43,887
Accounts receivable, less allowance of $2,079 and $2,396	94,119	92,449
Inventories	77,074	81,165
Prepaid expenses	7,077	5,245
Deferred income taxes	2,361	2,591

Total current assets	230,588	225,337

Non-current assets:
Property, plant and equipment, net	17,822	19,371
Other intangible assets, net	337	432
Non-current deferred income taxes	3,819	3,385
Other non-current assets	316	290

Total non-current assets	22,294	23,478

Total assets	$252,882	$248,815

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$44,727	$52,996
Accrued liabilities	20,065	18,371
Current liabilities of discontinued operations	1,000	—

Total current liabilities	65,792	71,367

Non-current liabilities:
Long-term debt	52,353	52,353
Long-term income tax liabilities	3,635	5,016
Other non-current liabilities	1,568	1,386

Total non-current liabilities	57,556	58,755

Total liabilities	123,348	130,122

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,931 shares at November 28, 2009, and 15,930 shares at May 30, 2009	797	797
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at November 28, 2009, and at May 30, 2009	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	120,022	120,370
Common stock in treasury, at cost, 1,063 shares at November 28, 2009, and 1,065 shares at May 30, 2009	(6,300)	(6,310)
Retained earnings (accumulated deficit)	2,574	(2,475)
Accumulated other comprehensive income	12,289	6,159

Total stockholders’ equity	129,534	118,693

Total liabilities and stockholders’ equity	$252,882	$248,815

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Six Months Ended
	November 28, 2009	November 29, 2008	November 28, 2009	November 29, 2008
Operating activities:
Net income	$3,134	$5,934	$5,049	$9,627
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,115	1,150	2,179	2,359
Loss from discontinued operations	1,173	—	1,173	—
Gain on retirement of long-term debt	—	(849)	—	(849)
(Gain) loss on disposal of assets	—	3	(2)	78
Stock compensation expense	202	206	351	304
Deferred income taxes	260	(251)	84	(60)
Accounts receivable	(4,786)	918	1,039	2,072
Inventories	7,705	(2,800)	5,885	(10,398)
Prepaid expenses	204	35	(1,472)	(1,222)
Accounts payable	(988)	1,558	(8,731)	5,407
Accrued liabilities	591	(586)	946	(2,232)
Long-term income tax liabilities	(868)	(552)	(1,222)	(745)
Other	(843)	(231)	(580)	(769)

Net cash provided by operating activities	6,899	4,535	4,699	3,572

Investing activities:
Capital expenditures	(214)	(369)	(494)	(498)
Proceeds from sale of assets	—	29	—	51
Contingent purchase price	—	(86)	—	(139)
(Gain) loss on sale of investments	(10)	4	(27)	(10)
Proceeds from sales of available-for-sale securities	64	40	103	99
Purchases of available-for-sale securities	(64)	(40)	(103)	(99)

Net cash used in investing activities	(224)	(422)	(521)	(596)

Financing activities:
Proceeds from borrowings	—	47,600	10,200	57,900
Payments on debt	—	(47,600)	(10,200)	(57,900)
Retirement of long-term debt	—	(2,364)	—	(2,364)
Proceeds from issuance of common stock	—	—	5	5
Cash dividends	(352)	(352)	(704)	(704)
Other	10	—	10	—

Net cash used in financing activities	(342)	(2,716)	(689)	(3,063)

Effect of exchange rate changes on cash and cash equivalents	1,829	(2,984)	2,581	(4,475)

Increase (decrease) in cash and cash equivalents	8,162	(1,587)	6,070	(4,562)
Cash and cash equivalents at beginning of period	41,795	37,067	43,887	40,042

Cash and cash equivalents at end of period	$49,957	$35,480	$49,957	$35,480

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For Second Quarter and First Six Months of Fiscal 2010 and 2009

(in thousands)

By Business Unit:

	Net Sales			Gross Profit
Second Quarter	FY 2010	FY 2009	% Change	FY 2010	% of Sales	FY 2009	% of Sales
RF, Wireless & Power Division	$82,818	$93,445	(11.4)%	$18,141	21.9%	$21,263	22.8%
Electron Device Group	20,121	22,210	(9.4)%	7,366	36.6%	7,811	35.2%
Canvys	12,995	16,820	(22.7)%	3,535	27.2%	4,156	24.7%
Corporate	—	76		(1)		(52)

Total	$115,934	$132,551	(12.5)%	$29,041	25.0%	$33,178	25.0%

	Net Sales			Gross Profit
First Six Months	FY 2010	FY 2009	% Change	FY 2010	% of Sales	FY 2009	% of Sales
RF, Wireless & Power Division	$162,296	$190,317	(14.7)%	$35,543	21.9%	$42,169	22.2%
Electron Device Group	38,917	47,261	(17.7)%	13,633	35.0%	15,440	32.7%
Canvys	24,213	33,933	(28.6)%	6,335	26.2%	8,486	25.0%
Corporate	—	(13)		(1)		(198)

Total	$225,426	$271,498	(17.0)%	$55,510	24.6%	$65,897	24.3%